Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES PRIVATE PLACEMENT OF COMMON SHARES RAISES CAN$15.9 MILLION

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

MONTREAL, June 17, 2005 - Richmont Mines Inc. (TSX: RIC; AMEX: RIC) is pleased to announce that it has agreed to sell to a syndicate of underwriters, 3,246,000 common shares by way of underwritten private placement at a price of CAN$4.90 per common share for gross proceeds of CAN$15,905,400. The common shares are subject to a four month hold period under applicable Canadian securities laws.

The closing of the private placement is subject to, amongst other things, the approval of the Toronto Stock Exchange. Closing is expected to take place on or around June 28, 2005.

The net proceeds of the private placement will be used primarily to explore and develop the East Amphi and Island Gold properties, to purchase mine equipment, and for general corporate purposes.

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

Fore more information, contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620

Trading symbol: RIC	Listings:	Toronto - Amex